SEC
Mail Processing
Section

AUG 03 2009

Washington, DC
121

09042034

SECURI[illegible]ION
Washington, D.C. 20549

ma 8/19

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2008 (MM/DD/YY) AND ENDING May 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CG Brokerage L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8215 Greenway Blvd, Suite 610
(No. and Street)

Middleton, WI 53562
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert A. Mathers (608) 662-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

1000 Innovation Dr, Suite 250 Milwaukee, WI 53226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/2

OATH OR AFFIRMATION

I, Robert A. Mathers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CG Brokerage L.L.C., as of May 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH K. HEWITT
NOTARY PUBLIC
STATE OF WISCONSIN

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Middleton, Wisconsin

Financial Statements and Additional Information

Years Ended May 31, 2009 and 2008

CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Financial Statements and Additional Information

Years Ended May 31, 2009 and 2008

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Directors and Member
CG Brokerage L.L.C.
Middleton, Wisconsin

We have audited the accompanying statements of financial condition of CG Brokerage L.L.C. (A Wholly Owned Subsidiary of Clifton Gunderson LLP) as of May 31, 2009 and 2008, and the related statements of income, changes in member equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CG Brokerage L.L.C. (A Wholly Owned Subsidiary of Clifton Gunderson LLP) at May 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

July 15, 2009
Milwaukee, Wisconsin

CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Financial Statements

As of and Years Ended May 31, 2009 and 2008

Statements of Financial Condition	May 31, 2009	May 31, 2008
Assets:		
Cash	$ 256,543	$ 399,963
Commissions receivable	19,068	32,383
Affiliate receivable	84,107	-
Prepaid expense	4,681	-
Total Assets	$ 364,399	$ 432,346
Liabilities - Accrued and other liabilities	$ 16,680	$ 121,517
Member equity	347,719	310,829
Total Liabilities and Member Equity	$ 364,399	$ 432,346

Statements of Income	Year Ended May 31, 2009	Year Ended May 31, 2008
Operating income:		
Commissions revenue	$ 248,734	$ 462,956
Financial Industry Regulatory Authority refund	-	35,000
Total operating income	$ 248,734	$ 497,956
Operating expenses:		
Regulatory fees and assessments	$ 17,358	$ 1,800
Affiliate expenses	10,239	31,255
Contracted services	160,786	239,805
Other	23,461	12,570
Total operating expenses	211,844	285,430
Net income	$ 36,890	$ 212,526

Statements of Changes in Member Equity	Year Ended May 31, 2009	Year Ended May 31, 2008
Balance at beginning of year	$ 310,829	$ 98,303
Net income	36,890	212,526
Balance at end of year	$ 347,719	$ 310,829

Statements of Cash Flows	Year Ended May 31, 2009	Year Ended May 31, 2008
Cash flows from operating activities:		
Net income	$ 36,890	$ 212,526
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Decrease (increase) in commissions receivable	13,315	(22,601)
Increase in affiliate receivables	(84,107)	-
Increase in prepaid expense	(4,681)	-
Decrease in accrued and other liabilities	(104,837)	(17,471)
Net cash (used in) provided by operating activities	(143,420)	172,454
Cash at beginning	399,963	227,509
Cash at end	$ 256,543	$ 399,963

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

CG Brokerage L.L.C. (the "Company"), a wholly owned subsidiary of CGFS Holding L.L.C., which is a wholly owned subsidiary of Clifton Gunderson LLP (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company conducts a limited securities business under SEC Rule 15c3-1(a)(2)(vi). Investment products sold are processed on an "application way" basis, whereby the product application and customer check are promptly forwarded to the product sponsor or underwriter. The Company does not carry securities amounts for customers or perform custodial functions related to customer securities and, accordingly is exempt from SEC Rule 15c3-3.

Cash

Cash includes amounts on deposit with correspondent institutions.

Revenue Recognition

The Company recognizes income from commissions on a trade-date basis.

Income Taxes

Currently, the Company is a disregarded entity for income tax purposes and, accordingly, its income is included in the income tax return filed by the Parent. The Parent is taxed under the partnership provisions of the Internal Revenue Code and comparable state regulations. Under these provisions, the Parent does not pay federal or state corporate income taxes on its taxable income. Instead, the partners of the parent report on their personal income tax returns their proportionate share of the Company's taxable income. Accordingly, no income tax provision has been made for the Company.

Note 1 Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company has deferred adoption of FASB Interpretation No. 48 – "Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement No. 109" ("FIN 48"). FASB Staff Position FIN 48-3 defers the effective date of FIN 48 for nonpublic entities to annual financial statements for fiscal years beginning after December 15, 2008.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Shared Expenses and Related Party Activity

The Company has entered into an expense sharing agreement with the Parent, which requires the Company to reimburse the Parent for certain shared expenses based on the Company's pro rata share of gross revenue. These expenses are shown as "contracted services" in the statements of income.

As of May 31, 2009 and 2008, the Company owed to the Parent $0 and $108,826, respectively. These payables are included in "accrued and other liabilities" in the statements of financial condition.

The Company has a receivable outstanding totaling $84,107 for money advanced to CGFS Holdings LLC. The Company advanced $250,000 to CGFS Holdings LLC during July 2008 and has received repayments during the year totaling $165,893. The remaining receivable balance is expected to be repaid during fiscal 2010.

Note 2 Cash Concentrations

The Company maintains cash balances in a bank insured by the Federal Deposit Insurance Corporation. At various times during the year, its balance may exceed federally insured limits.

Note 3 Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2009 and 2008, the Company had net capital of $258,854 and $305,393, respectively, which exceeded its required net capital by $253,854 and $297,292, respectively. The Company's aggregate indebtedness to net capital ratio was .0644 and .3979 to 1 at May 31, 2009 and 2008, respectively.

Additional Information

CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

May 31, 2009 and 2008

	2009	2008
NET CAPITAL:		
Total member equity	$ 347,719	$ 310,829
Deductions and/or charges for nonallowable assets	88,864	5,436
Net capital before haircuts on securities positions (tentative net capital)	258,855	305,393
Haircuts on securities positions	-	-
Net capital	258,855	305,393
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required [SEC Rule 15c3-1(a)(2)(vi)]	5,000	8,101
Excess net capital*	$ 253,855	$ 297,292
AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness	$ 16,680	$ 121,517
Ratio: Aggregate indebtedness to net capital	6.44%	39.79%

*This computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is not materially different from the calculation performed by the Company and a reconciliation is not necessary pursuant to Rule 17a-5.